UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934 (AMENDMENT NO.   )

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[   ]   Definitive Proxy Statement.
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<u>**CHARMING SHOPPES, INC.**</u>
(Name of registration as specified in its charter)

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PROXY COMMUNICATION STATEMENT:

On April 2, 2008, Charming Shoppes, Inc. filed a definitive proxy statement with the Securities and Exchange Commission (the "SEC") in connection with the 2008 Annual Meeting of Shareholders of Charming Shoppes, Inc., and began the process of mailing the definitive proxy statement and a GOLD proxy card to shareholders. Charming Shoppes' shareholders are strongly advised to read Charming Shoppes' proxy statement as it contains important information. Shareholders may obtain an additional copy of Charming Shoppes' definitive proxy statement and any other documents filed by Charming Shoppes with the SEC for free at the SEC's website at http://www.sec.gov. Copies of the definitive proxy statement are available for free at Charming Shoppes' website at http://www.charmingshoppes.com. In addition, copies of Charming Shoppes' proxy materials may be requested at no charge by contacting MacKenzie Partners, Inc. at 1-800-322-2885 or via email at charming@mackenziepartners.com. Detailed information regarding the names, affiliations and interests of individuals who are participants in the solicitation of proxies of Charming Shoppes' shareholders is available in Charming Shoppes' definitive proxy statement filed with SEC on April 2, 2008.

Charming Shoppes, Inc.
Investor Presentation



April 2008

Forward-Looking Statements



CHARMING SHOPPES, INC.

This presentation contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those indicated. Such risks and uncertainties may include, but are not limited to: the failure to consummate our identified strategic solution for our non-core misses apparel catalog titles and the refinancing of certain real estate assets, the failure to effectively implement our planned cost and capital budget reduction plans, the failure to effectively implement the Company's plans for consolidation of the Catherines Plus Sizes brand, a new organizational structure and enhancements in the Company's merchandise and marketing, the failure to generate a positive response to the Company's new Lane Bryant catalog and the Lane Bryant credit card program, the failure to implement the Company's business plan for increased profitability and growth in the Company's retail stores and direct-to-consumer segments, the failure to successfully implement the Company's expansion of Cacique through new store formats, the failure to achieve improvement in the Company's competitive position, adverse changes in costs vital to catalog operations, such as postage, paper and acquisition of prospects, declining response rates to catalog offerings, the failure to maintain efficient and uninterrupted order-taking and fulfillment in our direct-to-consumer business, changes in or miscalculation of fashion trends, extreme or unseasonable weather conditions, economic downturns, escalation of energy costs, a weakness in overall consumer demand, the failure to find suitable store locations, increases in wage rates, the ability to hire and train associates, trade and security restrictions and political or financial instability in countries where goods are manufactured, the interruption of merchandise flow from the Company's centralized distribution facilities, competitive pressures, and the adverse effects of natural disasters, war, acts of terrorism or threats of either, or other armed conflict, on the United States and international economies. These, and other risks and uncertainties, are detailed in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008 and other Company filings with the Securities and Exchange Commission. Charming Shoppes assumes no duty to update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

LANE BRYANT FASHION BUG CATHERINES Crosstown Traders, Inc.



Dorrit J. Bern
Chairman, CEO and President

Eric M. Specter
Executive Vice President and CFO

Steven R. Wishner
Sr. Vice President, Finance

Katherine M. Hudson
Lead Independent Director

it's all **about** *her*

LANE BRYANT   FASHION BUG.   CATHERINES   Crosstown Traders, Inc.

Key Messages



- Charming Shoppes is committed to being the leader in women's plus-size apparel, and our focused multi-brand, multi-channel strategy is the right plan to create long-term shareholder value

- Charming Shoppes has in place a highly-experienced Board and management team with significant retail industry expertise to implement our strategic plan

- Charming Shoppes' Board and management team have a proven record of navigating challenging retail and economic environments and repositioning the Company to gain market share and grow profitability

- The dissident's nominees have limited relevant experience, bring no new ideas to Charming Shoppes, and if elected, would advance a short-term financial reengineering scheme that would disrupt the implementation of our strategy and undermine the future growth of the Company

LANE BRYANT   FASHION BUG.   CATHERINES   Crosstown\Traders, Inc.

We Are Synonymous With Plus-Sizes



- We are a multi-brand, multi-channel women's apparel retailer, leaders in specialty plus-sizes, with $3 billion in annual sales

  > 74%, or $2.2 billion in plus-related sales

- We serve the plus market through our multiple brands:

  > Lane Bryant

  > Fashion Bug

  > Catherines Plus Sizes

- The average size of American women is 14

- Our brands serve 62%[1] of America's female population

(1)   Source: AOA Overweight Prevalence.

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown\Traders, Inc.

We Are Synonymous With Plus-Sizes



- Lane Bryant is the leading brand in women's plus apparel

- We are the fit authority in women's plus apparel

- No other retailer or firm possesses as much expertise and knowledge as we do in women's plus apparel

  > We hold the #1 market position in women's specialty plus apparel, with approximately 40% share[1]

  > We hold the #2 market position across all venues selling women's plus apparel, with approximately 10% share[1]

  > We achieved these market leading positions through both core and acquisition growth

(1)   Derived From NPD Group Data and Company information.

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown\Traders, Inc.

Strategy: Become The Leader In Women’s Plus Apparel



CHARMING SHOPPES, INC.

- In 1996, we began to reposition Charming Shoppes to be the women’s specialty plus apparel leader



Acquisition of Catherines Plus Sizes
Acquisition of Lane Bryant Retail Stores (1)
Catherines Shoe Catalog
Acquisition of Crosstown Traders
Acquisition of Modern Woman Plus
Acquisition of alight.com Plus
Outlets Open
Lane Bryant Catalog
GROW PLUS
Fashion Bug 1996
1999
2000
2001
2005
2006
2007
Channel Expansion

LANE BRYANT FASHION BUG CATHERINES Crosstown Traders, Inc.

(1) In 2001, Acquisition of Lane Bryant excluded catalog naming rights, which reverted to Lane Bryant in 2007.

History of Managing Through Economic Downturns



- During the 2002 / 2003 economic downturn, we took the following actions:

  > Refocused merchandising and store execution at all brands

  > Controlled inventory

  > Reduced overhead costs

  > Conserved cash

- …and over the next several years, we successfully returned the business to growth and enhanced profitability…

  > Increased the top-line from $2.3 billion to $3.1 billion

  > Increased operating margins from 3.2% to 5.6%

  > Achieved a 33% operating earnings CAGR

  > Culminated in record sales and earnings in 2006

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown\Traders, Inc.



Shareholder Value Creation Following the 2002 / 2003 Economic Downturn



Stock Price Performance (2/1/03 - 1/28/06)

CHRS **+275%**

+231%
Peers [1]

S&P 500 **+50%**

- 275% share price appreciation in the three fiscal years following the downturn

- Rebound in women's specialty apparel is a leading indicator to an improving economy

- Demonstrates our ability to manage through difficult times, position the Company for increased profitability and create shareholder value over the long-term

(1)   Index includes Ann Taylor, Cato, Chico's, Christopher & Banks, Deb Shops and Dress Barn. Deb Shops share price measured from March 2003 to close of Lee Equity's acquisition in October 2007.

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown Traders, Inc.

9

Macro-Economic and Business Performance Shifts



- Following a year of record sales and earnings in 2006, we entered 2007 with much optimism about our proven growth strategy and planned the business accordingly

- During the 1st half of 2007, we continued to meet our objectives

- Mid-2007, with a significant economic downturn, our performance changed sharply

	1st Half 2007	2nd Half 2007[1]	2007[1]
Sales	$1.6 billion	$1.4 billion	$3.0 billion
Income from Operations	$71.2 million	**$(37.6) million**	$33.6 million
EPS	$0.34	**$(0.18)**	$0.16

(1) *Excludes the impairment of goodwill and intangible assets and restructuring charges recorded in the fourth quarter of 2007. Please refer to http://phx.corporate-ir.net/phoenix.zhtml?c=106124&p=irol-audioarchives for a GAAP to non-GAAP reconciliation.*

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown Traders, Inc.

Current Economic Downturn



- 2007 was the worst Christmas season in 20 years

- The Consumer Confidence Expectations Index[1] is now at a 35-year low (December 1973, 45.2)

  > 42% of Americans believe we are in a recession; 46% believe we are on the way

  > Escalating Food Costs, Record Food Stamp Recipients, Credit Crisis, Energy Costs, Weakening Housing Market - all leading to less disposable income

- Our customer - The Plus Apparel Consumer - falls in the heart of where America is being economically impacted

- The result: declining discretionary spending has led to significant decreases in retail traffic

(1)   Source: The Conference Board.

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown\Traders, Inc.

Recent Downturn Remains a Challenge for Specialty Apparel Companies





Stock Price Performance (6/1/07 - 2/1/08)

Indexed Price (%)

S&P 500 (9%)

CHRS (46%)

(47%)

Peers [1]

- Our stock price performance during this period has been in-line with our peers in the retail apparel sector

- Through a series of recently announced initiatives, we are positioning Charming Shoppes for growth when the current retail downturn abates

[1] Index includes Ann Taylor, Cato, Chico's, Christopher & Banks, Deb Shops and Dress Barn. Deb Shops share price measured from March 2003 to close of Lee Equity's acquisition in October 2007.

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown Traders, Inc.

12

2008: Managing Through The Downturn



- As in 2002 / 2003, we have taken a number of actions:

    > Streamlined operations

    > Eliminated 13% of corporate positions

    > Closing 150 underperforming stores

    > Reduced inventory by 19% on a same-store basis

    > Resulting in $28 million in planned annualized cost savings

LANE BRYANT   FASHION BUG.   CATHERINES   Crosstown\Traders, Inc.

2008: Managing Through The Downturn



- Increasing financial flexibility and liquidity

  > We have made "conserving cash" a priority during the downturn

  > We have identified further capital budget reductions, resulting in a total reduction of $63 million for FY2009, a decrease of nearly 50% compared to FY2008

  > We have announced planned refinancing of certain real estate assets to capitalize on the ability to generate additional meaningful cash resources

  > We are exploring strategic alternatives for our non-core misses apparel catalogs, including the possible sale of our non-core misses apparel catalogs

  > Temporarily suspended share repurchase program

LANE BRYANT   FASHION BUG.   CATHERINES   Crosstown Traders, Inc.   14



Key Strategic Objectives

- Leveraging our leading market share position in women's plus apparel
- Growing our core brands through multiple channels
- Shifting the mix to higher operating margin businesses, while growing our revenues in our core brands

Current Revenue Mix

Outlet
4%
Catalog
13%
E-commerce
3%
CA Stores
11%
LB Stores
37%
FB Stores
32%

Revenue Mix Goal





Outlet
4%
Catalog
13%
E-commerce
5%
CA Stores
13%
LB Stores
43%
FB Stores
22%

Lane Bryant Brand Contributing More Than 45% Of Total Revenues

LANE BRYANT FASHION BUG CATHERINES Crosstown Traders, Inc.

15

Lane Bryant: Primary Growth Catalyst and Focus of Our Capital Investments

Growing EBITDA Margins[1]



2003	2006	2007
7.8%	12.8%	9.8%

Increasing Sales Over the Past Three Years[2]



($mm)

CAGR: 8.0%

	2005	2006 [3]	2007
	$1,057	$1,202	$1,232

•Average of $43 million in capital expenditures over each of the last three years

(1) Excludes corporate allocations.
(2) 2006 and 2007 figures include sales from Lane Bryant Outlet.
(3) 2006 consisted of 53 weeks.

Merchandise and Marketing Initiatives

- Drive bottoms growth through "Fit" expertise
  - > Expanded Right Fit by Lane Bryant™ from denim to career pants
- Expanded intimate apparel offerings
  - > Product innovation - primarily in bras
- Additional national brands in intimate apparel
- Expanding on the new proprietary credit with rewards program
- Recently launched Lane Bryant Catalog
- Launched Lane Bryant Outlet
- Grow e-commerce sales in excess of 20% annually
- Leverage cross-brand inventory
- Utilize Customer Relationship Management (CRM) for targeted direct mail

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown Traders, Inc.

Catherines:
Improved Margins, Poised For Growth



Growing EBITDA Margins[1]

2003	2006	2007
7.6%	14.6%	13.4%



- Maximize extended-size expertise (sizes 24 -32) to serve this customer demographic across the catalog, e-commerce and store channels

- 62% of American women are overweight[2]

- 34% of American women are considered obese[2]

- Average of $7 million in capital expenditures over each of the last three years

Merchandise and Marketing Initiatives

- Launch the "Liz & Me Platinum" line of casual/career bridge sportswear

- Intimate apparel expansion: adding sizes

- Increased penetration in social separates

- Expanding Right Fit by Catherines™ into career bottoms assortments

- Intensify our career and dress businesses to reflect emerging fashion trends

- Grow e-commerce sales in excess of 20% annually

- Leverage cross-brand inventory

- Utilize Customer Relationship Management (CRM) for targeted direct mail

(1) Excludes corporate allocations.
(2) Source: AOA Overweight Prevalence.

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown Traders, Inc.

Fashion Bug:
Delivering Strong Cash Flows

Fashion Bug Free Cash Flow Generation[1]



($mm)

- Despite a challenging 2007, Fashion Bug generated healthy cash flows

EBITDA Margins[2]



2003	2006	2007
10.5%	9.8%	6.1%

- Average of $13 million in capital expenditures over each of the last three years

Merchandise and Marketing Initiatives

- Expand the presence and space allocated to plus apparel

- Expand "The Scene", a junior plus shop, to 500 stores

- This Fall, we will launch Right Fit denim program

- Increase the intimate apparel plus offerings to serve our plus customer with additional sizes

- Highlight more fashion merchandise categories in our direct mail

- Grow e-commerce sales in excess of 20% annually

- Leverage cross-brand inventory

- Utilize Customer Relationship Management (CRM) for targeted direct mail

LANE BRYANT   FASHION BUG.   CATHERINES   Crosstown Traders, Inc.

(1) Free cash flow calculated as EBITDA minus Capital Expenditures.
(2) Excludes corporate allocations.

Capital Expenditures Focused on Core High-Return Businesses



Lane Bryant New Store Performance

	Single Front Strip Center
Sales per Store	$1,100,000
EBITDA	$192,000
% Margin	17.5%
Investment	$261,000
Cash-on-Cash ROI	**73.6%**
ROIC	**18.5%**

Lane Bryant Store Growth



Note: Store growth includes Lane Bryant Outlets beginning in 2005.

- Capital allocation decisions are dictated by our highest-return opportunities

  > Focus on relocations to strip and lifestyle centers, which offer greater ROI

    • Increased sales, lower cost structure and lower initial investment

- 75% of capital expenditures devoted to Lane Bryant, our most profitable brand

- Recent initiatives to decrease overall level of capital expenditures by $63 million for FY2009

  > Results in a total reduction of nearly 50% compared to FY2008

LANE BRYANT   FASHION BUG.   CATHERINES   Crosstown Traders, Inc.

Crosstown Traders

- Acquired the necessary infrastructure and catalog experience:
  - > In anticipation of the reversion of the naming rights to the Lane Bryant Catalog
  - > To be able to execute our tri-channel strategy and address how women shop today:
    - Stores, E-commerce, Catalog
- Majority of women's specialty retailers are tri-channel
  - > Multi-channel shoppers are the most loyal, most productive customers[1]
- Business performance in 2005 and 2006
  - > Integration took longer than planned
  - > Execution missteps in the consolidation of our apparel catalog titles
  - > Unanticipated increases in postage, paper and print costs
- In 2007, repositioned catalog business to support our multi-channel strategy for our core brands
  - > Launched Catherines Shoe Catalog and Lane Bryant Catalog
- Future Plans include Catherines Apparel Catalog and Fashion Bug Plus Catalog
- We are exploring strategic alternatives for our non-core misses apparel catalogs, including the possible sale of our non-core misses apparel catalogs

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown\Traders, Inc.   20

(1)   *Source: Forrester Research (WSJ 09/03/04) and Charming Shoppes' Research

Proprietary Credit Program:
A Consistent Source of Profitability and
A Critical Component to Brand Strategy



Proprietary Credit Program Profit Contribution

($mm)



% of Average Managed Receivables	8.9%	10.0%	8.9%

(1)   Company Information.

- Proprietary credit card program is a strategic asset, a highly compelling promotional vehicle, and a strong profit contributor:
  - > A critical component of executing our brands' merchandise and targeted marketing strategies
  - > The majority of our marketing efforts are through direct mail, primarily targeted to our credit customer
  - > Engendering customer loyalty and repeat business
  - > Higher spend (2X the cash customer) and profit contribution per customer
  - > 1/3rd of our revenues represented by proprietary credit
  - > 14%[1] of American women carry one of our cards
- Previously utilized a third-party provider, with unsatisfactory results

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown\Traders, Inc.

Management Experience



	Average Executive Tenure with Charming Shoppes is 10 Years		
	Average Retail Experience is 30 Years		

Name	Title	At CHRS	Retail Experience
Dorrit Bern	Chairman, CEO and President	13 Years	35 Years
Eric Specter	Executive Vice President and CFO	25 Years	25 Years
Joe Baron	Executive Vice President and COO	6 Years	39 Years
Colin Stern	Executive Vice President and General Counsel	19 Years	19 Years
James Bloise	Executive Vice President, Supply Chain	6 Years	30 Years
LuAnn Via	President, Lane Bryant	2 Years	34 Years
Lori Twomey	President, Crosstown Traders	1 Year	23 Years

13-Year History: Divisional Management Changes

4	Internal promotions
3	Became CEO of another retailer
3	Replaced related to performance

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown Traders, Inc.

22

Corporate Governance:
Executive Compensation Discipline



- Our Board of Directors is committed to aligning executive compensation with shareholder interests

- Compensation packages are determined by the Compensation Committee, comprised solely of independent directors, in consultation with an independent compensation consultant and outside legal counsel

- Independent compensation consultant validated our practices against retail peer group

- Benchmarked our compensation to be in the 50th to 75th percentile of our peer group

- Most recent CEO contract completed in December 2007:

  > Includes heavier weighting to performance-based compensation (67%) and the introduction of relative TSR (Total Shareholder Return) as the key metric for performance-based compensation

  > Reduced perquisites and limited tax gross-ups

  > Adjusted base compensation (equivalent of 3.4% annual increase since CEO joined company)

  > Eliminated evergreen provision and signing bonus

LANE BRYANT   FASHION BUG.   CATHERINES   Crosstown Traders, Inc.



Corporate Governance: Executive Compensation



CHARMING SHOPPES, INC.

Compensation is Actively Adjusted Based on Performance
2004
2005
2006
2007
Operating Income % Growth
Stock Price Performance
Total Comp. (1) Increase / (Decrease)

- Executive compensation is aligned with operating performance and total returns to our shareholders

- During 2007, the Company reported declining business results, and executive compensation was impacted accordingly
  - Total CEO compensation declined 36% from prior year
  - Total compensation for top 5 officers declined 31% from prior year
- Charming Shoppes ranks 13 out of a peer group of 23 companies (at the median) in total compensation paid to top 5 executives[(2)]

(1) *Represents top 5 officers.*

(2) *Source: Pearl Meyer & Partners.*

LANE BRYANT FASHION BUG CATHERINES Crosstown Traders, Inc.

24



Our Qualified Board Nominees

- Our existing directors, nominated for re-election, have extensive public company experience as well as retail industry backgrounds

Dorrit Bern - A Retailer	Alan Rosskamm - A Retailer	M. Jeannine Strandjord - A Former Retail Finance Executive
• Charming Shoppes' Chairman, CEO and President • Led Charming Shoppes since August 1995 • Retail apparel industry experience spans 35 years	• Former Chairman and CEO, and a current director of Jo-Ann Stores, a leading U.S. retailer • Serves on Charming Shoppes' Corporate Governance and Nominating and Finance Committees • Retail industry experience spans 30 years	• Former Senior Vice President and Chief Integration Officer of Sprint Corporation • Former Vice President, Finance and Expense Control for Macy's Midwest • Serves on Charming Shoppes' Audit and Finance Committees

- Our Board has the necessary depth and breadth of expertise in areas that are critical to the continued success of the Company

- Our Board members are highly skilled in public company leadership, retail, marketing, operating, finance, accounting, governance and overall executive management

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown Traders, Inc.   25

Focused on Corporate Governance



- 7 of our 8 directors are considered independent by NASDAQ Marketplace Rules standards

- No related-party transactions with independent board members

- All directors have extensive management and/or leadership experience

    > The average tenure of management and leadership experience is >25 years

- Board is actively involved in overseeing the business

    > Frequent meetings and discussions

    > 9 full board meetings, 33 committee meetings in 2007

    > Committees are empowered to provide direction and proper oversight

- Our CGQ® as of April 1st is better than 81.6% of S&P 400 companies and 90.9% of Retailing companies

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown\Traders, Inc.

Seasoned Board of Directors



Name / Committee(s)	Retail and Other Experience	Background	Years Served On CHRS Board
Dorrit Bern • Administration (C)	Charming Shoppes: 13 years Sears: 8 years Bon Marché: 10 years Joske's: 4 years	• Current Chairman and CEO - Charming Shoppes • Director - OfficeMax • Director - Southern Company	13
Alan Rosskamm • Corporate Governance and Nominating, Finance, Administration	Jo-Ann Stores: 30 years	• Former Chairman and CEO - Jo-Ann Stores • Director - Jo-Ann Stores • Adviser to retailer Pet-Sense, Inc.	16
Pamela Davies • Compensation, Corporate Governance and Nominating	Queens University of Charlotte: 6 years	• President - Queens University of Charlotte • Former Dean - McColl School of Business, Queens University of Charlotte • Former Professor of Management - Drexel University • Director - C & D Technologies • Director - Sonoco Products Company	10
Charles Hopkins • Audit (C), Finance	KPMG: 33 years	• Former Audit Partner and SEC Reviewing Partner - KPMG, LLP • Former Managing Partner - KPMG, LLP Philadelphia Business Unit	9
Katherine Hudson • Compensation (C), Audit, Administration, Lead Independent Director	Brady Corporation: 9 years	• Former Chairman and CEO - Brady Corporation • Former Director - Brady Corporation • Former Vice President - Eastman Kodak Company	8

LANE BRYANT   FASHION BUG.   •   CATHERINES'   Crosstown\Traders, Inc.   27

Seasoned Board of Directors (cont'd)



Name / Committee(s)	Retail and Other Experience	Background	Years Served On CHRS Board
William Albertini • Finance (C), Compensation	Bell Atlantic: 32 years	• Former Executive Vice President and CFO - Bell Atlantic • Former Director - Bell Atlantic • Director - BlackRock • Director - Triumph Group • Director - Airgas	5
Yvonne Curl • Corporate Governance and Nominating (C), Audit	Avaya: 4 years Xerox: 24 years	• Former Chief Marketing Officer - Avaya • Former Senior Vice President and General Manager, Public Sector, Worldwide - Xerox • Director - Nationwide Mutual Insurance Company • Director - HealthSouth Corporation • Director - Welch Allyn Inc.	4
M. Jeannine Strandjord • Audit, Finance	Sprint Corporation: 20 years Macy's: 4 years	• Former Senior Vice President and Chief Integration Officer - Sprint • Former Vice President, Finance and Expense Control - Macy's Midwest • Director - DST Systems • Director - Euronet Worldwide • Director - Investment companies that are part of American Century Funds	2

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown Traders, Inc.

- **We are a leading women's apparel retailer**
- **63% of our Board members are female, placing us in the highest 1% of Fortune 1000 companies for gender diversity**

Dissident's Nominees Lack Experience



- The three directors nominated by Crescendo and Myca have no substantial public company retail experience

Arnaud Ajdler	Michael Appel	Robert Frankfurt
- **Glass, Lewis & Co. recommends WITHHOLD** - No management or operating experience - Limited understanding of retail - Recently became a Board member of a Charming Shoppes competitor - History of being disruptive, divisive and self-serving as a Board member	- Majority of retail experience is with companies in restructuring or Chapter 11 phase - No experience as a senior executive of a public company - No Board experience	- **Glass, Lewis & Co. recommends WITHHOLD** - President of a small hedge fund - No management experience - Limited Board experience - No retail or consumer experience

- Crescendo and Myca have offered only short-sighted financial tactics that we believe are not aligned with long-term value creation

  > Dissidents have not proposed any new ideas

  > Lack the experience that is necessary to navigate through the current retail environment

LANE BRYANT   FASHION BUG.   CATHERINES   Crosstown\Traders, Inc.

Short-Term Strategies



Charming Shoppes' Strategies	Dissident's Strategies
• Has a highly-qualified management team and Board in place that has significant experience in retail, marketing and operations • Focused strategy to grow its leading position in plus sizes through its core brands • Leverage its multi-channel strategy to expand the customer base of its core brands through catalog, E-commerce and retail stores • Retain financial flexibility by conserving cash to manage through a difficult environment	• Do not have a strategy other than the sale of assets (i.e. catalog businesses, credit operations) using the proceeds, combined with cash, to buy back a significant amount of shares • Will disrupt Charming Shoppes' plan to build long-term value for its shareholders • Risking the viability of the Company by reducing its financial flexibility in a weak economic environment

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown\Traders, Inc.

Long-Term Strategies



Charming Shoppes' Strategies	Dissident's Strategies
• Leverage plus-apparel expertise through multi-brand, multi-channel strategy • Focus on Merchandising and Marketing • Improve operating margins through mix and focus on Lane Bryant as growth catalyst • Disciplined capital allocation process • Maintain strong balance sheet	

LANE BRYANT   FASHION BUG.   CATHERINES   Crosstown Traders, Inc.   31

In Summary



- Charming Shoppes is committed to being the leader in women's plus-size apparel, and our focused multi-brand, multi-channel strategy is the right plan to create long-term shareholder value

- Charming Shoppes has in place a highly-experienced Board and management team with significant retail industry expertise to implement our strategic plan

- Charming Shoppes' Board and management team have a proven record of navigating challenging retail and economic environments and repositioning the Company to gain market share and grow profitability

- The dissident's nominees have limited relevant experience, bring no new ideas to Charming Shoppes, and if elected, would advance a short-term financial reengineering scheme that would disrupt the implementation of our strategy and undermine the future growth of the Company

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown\Traders, Inc.   32

Proxy Communication Statement:



On April 2, 2008, Charming Shoppes, Inc. filed a definitive proxy statement with the Securities and Exchange Commission ("the SEC") in connection with the 2008 Annual Meeting of Shareholders of Charming Shoppes, Inc. and began the process of mailing its definitive proxy statement and a GOLD proxy card to shareholders. Charming Shoppes' shareholders are strongly advised to read Charming Shoppes' proxy statement as it contains important information. Shareholders may obtain an additional copy of Charming Shoppes' definitive proxy statement and any other documents filed by Charming Shoppes with the SEC for free at the SEC's website, www.sec.gov, or at Charming Shoppes' website at www.charmingshoppes.com. In addition, copies of Charming Shoppes' proxy materials may be requested at no charge by contacting MacKenzie Partners, Inc. at 1-800-322-2885 or via email at charming@mackenziepartners.com. Detailed information regarding the names, affiliations and interests of individuals who are participants in the solicitation of proxies of Charming Shoppes' shareholders is available in Charming Shoppes' definitive proxy statement filed with the Securities and Exchange Commission on April 2, 2008.

LANE BRYANT   FASHION BUG.   CATHERINES'   Crosstown\Traders, Inc.   33